EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

We present below our ratios of earnings to fixed charges. Earnings available to cover fixed charges consist of income before income taxes, equity share in income of unconsolidated affiliates and extraordinary gain plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense we believe to be a reasonable approximation of the interest factor. No shares of our preferred stock were outstanding during the years ended December 31, 2009, 2008, 2007, 2006, and 2005, and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above.

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Consolidated net income (loss)	$49,841	$24,256	$7,725	$8,580	$(8,546)
add:
Extraordinary gain/Cumulative effect of a change in accounting principle	—	(243)	—	—	117
Income tax expense	34,023	20,161	9,159	9,293	14,438
Equity share in income of unconsolidated subsidiary	(852)	(454)	(416)	(414)	(282)
Dividends from unconsolidated subsidiary	—	228	—	753	—
Fixed charges	4,540	2,778	2,655	2,238	2,124

Total Earnings	$87,552	$46,726	$19,123	$20,450	$7,851

Fixed Charges:
Interest expense	$2,329	$1,359	$1,434	$1,248	$1,035
Interest component of rental expense	2,211	1,419	1,221	990	1,089

Total Fixed Charges	$4,540	$2,778	$2,655	$2,238	$2,124

Ratio of Total Earnings to Total Fixed Charges	19.3	16.8	7.2	9.1	3.7